EXHIBIT 99.1

Foremost Clean Energy to Issue Shares to Denison Mines Corp. Under Investor Rights Agreement, Strengthening its Treasury

VANCOUVER, British Columbia, May 19, 2026 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company”) announces that further to the Amended & Restated Investor Rights Agreement dated July 23, 2025 (the “Denison IRA”) between the Company and Denison Mines Corp. (“Denison”, TSX: DML, NYSE American: DNN), Denison notified the Company of its intention to subscribe for common shares pursuant to its equity participation right relating to certain share issuances completed by the Company (see press release March 31, 2026). The share issuances were related to the closing of a bought deal private placement of flow through units.

In connection with the exercise of the equity participation right, the Company will issue 137,590 common shares to Denison at a price of $2.44 per share for aggregate consideration of $335,719.60 (the "Private Placement"). The common shares that will be issued pursuant to the Private Placement are subject to a hold period of four (4) months and one (1) day from the date of issuance in accordance with applicable securities laws. A copy of the Denison IRA is available on the Company's SEDAR+ profile.

The proceeds from the Private Placement will be used to advance exploration for the Company’s 330,000 acres/133,500+ hectare Athabasca Basin uranium portfolio, including its flagship Hatchet Lake Uranium Project, which recently returned 1.0% eU₃O₈ over 1.4 metres within 4.6m of 0.34% eU₃O₈ (see news release April 15, 2026) and for general corporate purposes.

Denison held 2,462,410 Foremost common shares, representing approximately 15.1% of Foremost's issued and outstanding shares prior to closing of the issuance to Denison. On completion of the issuance to Denison, Denison is expected to hold 2,600,000 Foremost common shares, representing approximately 15.8% of Foremost's then issued and outstanding shares. Denison also holds 607,600 Foremost warrants, representing approximately 17% of the issued and outstanding warrants of Foremost. This information is being provided under the early warning requirements of applicable securities laws. Denison will be filing an early warning report under the Company’s profile on SEDAR+ at www.sedarplus.ca pursuant to National Instrument 62-103 in respect of the change in its common shareholdings in Foremost upon closing of the Private Placement. The Foremost equities were acquired by Denison for investment purposes. The Company intends to review, on a continuous basis, various factors related to its investment in Foremost, and may decide to acquire or dispose of additional securities of Foremost as future circumstances may dictate, including under its pre-emptive rights under the Investor Rights Agreement. Denison’s head office is located at 1100 – 40 University Avenue, Toronto, Ontario M5J 1T1.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold within the United States or to or for the account or benefit of a U.S. person (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a North American uranium and lithium exploration company strategically positioned to support the accelerating demand for reliable, carbon-free energy. As artificial intelligence, data centers, and electrification drive unprecedented growth in global power consumption, the expanding need for reliable nuclear baseload power creates a direct and critical imperative for the sustained exploration required to secure its uranium feedstock.

The Company holds an option from Denison to earn up to 70% interest in 10 prospective uranium properties (except for the Hatchet Lake, where Foremost can earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. The Company employs a data-driven exploration strategy supported by extensive historic drilling and geophysical data across its portfolio, including programs completed by Denison providing a validated roadmap and competitive advantage for targeting high-potential, mineralized trends. To date, Foremost has completed geophysical surveys and multiple drill campaigns that have generated encouraging results and defined high-priority, discovery-ready targets for follow-up drilling.

Foremost also has a portfolio of lithium projects at varying stages of development spanning 43,000+ acres in Manitoba, providing exposure to other critical materials essential in electrification and energy storage.

For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

Investor Relations
Dave Gentry
RedChip Companies, Inc.
1-407-644-4256
1-800-REDCHIP (733-2447)
FMST@redchip.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to statements regarding the completion of the Private Placement, the expected use of proceeds thereof and the primary focus of the Company’s exploration program. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. Please refer to the Company’s most recent filings under its profile on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.